April 6, 2015

Mr. William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:                             Ferrellgas Partners, L.P. Ferrellgas Partners Finance Corp. Ferrellgas, L.P.

Ferrellgas Finance Corp.

Form 10-K for the Fiscal Year Ended July 31, 2014 Filed September 29, 2014

Form 8-K filed December 10, 2014

File Numbers 1-11331, 333-06693-02, 0-50182, and 0-50183

Dr. Mr. Thompson:

This letter is in response to your letter dated February 25, 2015 that was not received by management until March 26, 2015.  To facilitate your review of the above-referenced filings, each of the Staff’s comments has been reproduced below and is set forth in italics immediately prior to our response.

Midstream Operations-Disposal Wells, page 45

1.                                      In future filings, please provide further details about your oil skimming operations, here and elsewhere in your Form 10-K, as applicable, including but not limited to a description of such business.  If material, please also discuss separately the results of operations of your oil skimming and salt water disposal businesses, including but not limited to the revenue generated by each business.

RESPONSE

In future filings we will clarify in Item 1. Business and in Item 7. Management’s discussion and analysis of financial condition and results of operations, that salt water disposal and skimming oil are both part of the same process as follows:

Midstream operations

“Salt water disposal wells are a critical component of the oil and natural gas well drilling industry. Oil and gas wells generate significant volumes of salt water known as “flowback” and “production” water. Flowback is a water based solution that flows back to the surface during and after the completion of the hydraulic fracturing (“fracking”) process whereby large volumes of water, sand and chemicals are injected under high pressures into rock formations to stimulate production. Flowback contains clays, chemicals, dissolved metal ions, total dissolved solids and crude oil ~~condensate~~. Production water is salt water from underground formations that are brought to the surface during the normal course of oil or gas production. Because this water has been in contact with hydrocarbon-bearing formations, it contains some of the chemical characteristics of the formations and crude oil ~~the hydrocarbons~~. In the oil and gas fields we service, these volumes of water are transported by truck away from the fields to salt water disposal wells where ~~it~~ a combination of gravity and chemicals are used to separate crude oil that is dissolved in the salt water through a process known as “skimming oil”.  This skimming oil is then captured and sold before the salt water is injected into underground geologic formations using high-pressure pumps. Our revenue per barrel of salt water processed is derived from a blend of fees we charge our customers to dispose of salt water at our facilities and skimming oil sales~~crude oil sales from our skimming oil process~~.

Signatures, page 90

2.                          We note that signatures of the Chief Executive Officer and President on the registrants’ behalf in the first signature block are not dated.  In future filings, please revise to include the date of the signatures of the Chief Executive Officers and Presidents on the registrants’ behalf. Please refer to the signature section of Form 10-K.

RESPONSE

In future filings, we will include the date of the signature block of the Chief Executive Officer and President.

Notes to Consolidated Financial Statements, page F-8

3.                          We note that you present parent only financial statements at Schedule I which implies that restricted net assets of your consolidated subsidiaries exceed 25 percent of your consolidated net assets as of July 31, 2014. Please tell us your consideration of also providing disclosure pursuant to Rule 4-08(e)(3)(i) and (ii) of Regulation S-X in the notes to your consolidated financial statements.

RESPONSE

The nature of our secured credit facility and senior debt covenants can create scenarios where the net assets of Ferrellgas, L.P. can become partially or fully restricted. This potential for restriction is why we disclose parent financial statements.  At July 31, 2014, upon consideration of each provision in such agreement and computation of the maximum amount that Ferrellgas, L.P. could transfer to Ferrellgas Partners, L.P. and still comply with such provisions, there were no such restrictions on Ferrellgas, L.P’s ability to distribute all of its $69.9 million in net assets to Ferrellgas Partners, L.P.

In future filings, we will clarify our consideration of Rule 4-08(e)(3)(i) and (ii) of Regulation S-X, which is currently reflected in Footnote H Debt to the consolidated financial statements, as follows:

Covenants

“The senior notes and the credit facility agreement contain various restrictive covenants applicable to Ferrellgas and its subsidiaries, the most restrictive relating to additional indebtedness.  ~~In addition, Ferrellgas is prohibited~~The only restriction that prohibits Ferrellgas, L.P. from making cash distributions, advances or loans of the minimum quarterly distribution is if a default or event of default exists or would exist upon making such distribution, advances or loans, or if Ferrellgas, L.P. fails to meet certain coverage tests.  As of July 31, 2014, Ferrellgas L.P. is in compliance with all requirements, tests, limitations and covenants related to these debt agreements.  At July 31, 2014, Ferrellgas L.P. has no restricted net assets.  Other than the senior notes and the credit facility agreement, there are no other agreements which restrict Ferrellgas’ subsidiaries ability to transfer funds to Ferrellgas in the form of cash dividends, loans or advances.”

Notes to Consolidated Financial Statements, page F-8

4.                          Please disclose your accounting policy for legal costs expected to be incurred in connection with loss contingencies.  Refer to ASC 450-20-S99-2.  This comment also applies to the notes to Ferrellgas, L.P. and Subsidiaries financial statements.

RESPONSE

We have reconsidered the guidance in ASC 450-20-S99-2 and in future filings we will enhance our disclosure to include the following in Footnote B Summary of significant accounting policies to our consolidated financial statements:

Loss Contingencies:  In the normal course of business, Ferrellgas is involved in various claims and legal proceedings.  Ferrellgas records a liability for such matters when it is probable that a loss has been incurred and the amounts can be reasonably estimated. When only a range of possible loss can be established, the most probable amount in the range is accrued. If no amount within this range is a better estimate than any other amount within the range, the minimum amount in the range is accrued.  Legal costs associated with these loss contingencies are expensed as incurred.

P.  Segment Reporting, page F-28

5.                          Please disclose propane and related equipment sales segment information on a comparable basis or tell us why such disclosure is not required. Refer to ASC 280-10-50- 34 through 36.  This comment also applies to the notes to Ferrellgas, L.P. and Subsidiaries financial statements.

RESPONSE

In consideration of ASC 280-10-50-34 through 36, we note that our current two reportable segment structure is solely the result of an acquisition that occurred in May 2014 and that there was no change to the structure of our internal organization from our previously reported single reportable segment.  Therefore, we believe that there is no historical comparable information to provide.

We respectfully refer you to the following disclosure in Footnote P Segment Reporting to our consolidated financial statements, which states:

“Prior to the Sable acquisition in May 2014, Ferrellgas managed and evaluated its operations as a single reportable segment. As the current two reportable segment structure is the result of the Sable acquisition completed during May 2014, comparative historical segment information for fiscal 2013 and 2012 are not provided.”

Form 8-K filed December 10, 2014

Exhibit 99.1

6.                          Reference is made to your disclosure of fiscal 2015 Adjusted EBITDA guidance in the range of $300 million to $320 million. Please tell us your consideration of providing disclosure pursuant to Item 10(e)(1)(i)(A) and (B) of Regulation S-K.

RESPONSE

In future filings that include disclosure of Adjusted EBITDA guidance, we will provide a reconciliation between the GAAP measure net income to the non-GAAP measure Adjusted EBITDA pursuant to Item 10( e)(1)( i)(A) and (B) of Regulation S-K similar to the following format:

Net income attributable to Ferrellgas Partners, L.P. (estimate)	$	XXX
Interest expense (estimate)	$	XXX
Income tax expense (estimate)	$	XXX
Depreciation and Amortization (estimate)	$	XXX
Non-cash stock ownership and unit-based charges (estimate)	$	XXX
Loss on disposal of assets (estimate)	$	XXX
Adjusted EBITDA	$	XXX

We acknowledge that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will incorporate these changes into our third quarter Form 10-Q for the period ending April 30, 2015 and/or Form 10-K for our fiscal year ending July 31, 2015 as appropriate.  Please feel free to call me at 816-792-6879 or David Ronn of McGuireWoods LLP 713-353-6671 to discuss any remaining questions or comments.  We thank you for your comments and questions and look forward to your response which should be addressed to Alan C. Heitmann, Executive Vice President and Chief Financial Officer; Treasurer.

Sincerely,

/s/ Alan C. Heitmann
Alan C. Heitmann
Executive Vice President and
Chief Financial Officer; Treasurer

Cc:                             Mr. David L. Ronn

McGuireWoods LLP

Mr. Gregory M.  Payne

Grant Thornton LLP